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                                                              OMB APPROVAL
                                                      OMB NUMBER       3235-0145
                                                      Expires:   August 31, 1999
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               Digital River Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25388B104
                  ---------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               / /   Rule 13d-1(b)

               / /   Rule 13d-1(c)

               /X/   Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745(3-98)                                                 PAGE 1 OF 4 PAGES
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CUSIP No. 25388B104

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           1.       Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only). Wasserstein Perella Group, Inc.

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           2.       Check the Appropriate Box if a Member of a Group
                    (a)

                    (b)

                    Not applicable.

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           3.       SEC Use Only

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           4.       Citizenship or Place of Organization                Delaware

  ------------------------------------------------------------------------------
   Number of Shares
   Beneficially Owned    5.   Sole Voting Power               See Item 4 herein.
   by Each Reporting
   Person With
                        --------------------------------------------------------

                         6.   Shared Voting Power             See Item 4 herein.

                        --------------------------------------------------------

                         7.   Sole Dispositive Power          See Item 4 herein.

                        --------------------------------------------------------

                         8.   Shared Dispositive Power        See Item 4 herein.

                        --------------------------------------------------------

           9.   Aggregate Amount Beneficially Owned by Each
                Reporting Person                              736,743

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           10.  Check if the Aggregate Amount in Row (9)
                Excludes Certain Shares                       Not applicable.

  ------------------------------------------------------------------------------

           11.  Percent of Class Represented by Amount
                in Row 9                                      3.6%
  ------------------------------------------------------------------------------

           12.  Type of Reporting Person                      CO

  ------------------------------------------------------------------------------



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                                                                  SEC 1745(3-98)
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ITEM 1.

     (a) Name of Issuer
         Digital River Inc.

     (b) Address of Issuer's Principal Executive Offices
         9625 West 76th Street, Suite 150
         Eden Prairie, MN 55344

ITEM 2.

     (a) Name of Person Filing

         Wasserstein Perella Group, Inc. ("WP Group") is filing this Schedule 13G on behalf of itself and its affiliate Wasserstein Adelson Ventures, L.P. ("WA Ventures"). Wasserstein Perella Ventures, Inc. ("WP Ventures"), a Delaware corporation with its principal business office located at 31 West 52nd Street, 26th Floor, New York, New York 10019, is the general partner of WA Ventures. WP Ventures is a wholly-owned subsidiary of Wasserstein & Co., Inc. ("W&Co."), a Delaware corporation with its principal business office located at 31 West 52nd Street, 26th Floor, New York, New York 10019. W&Co. is a wholly-owned subsidiary of WP Group.

     (b) Address of Principal Business Office or, if none, Residence

         31 W. 52nd St., 26th Floor
         New York, NY 10019

     (c) Citizenship

         Delaware

     (d) Title of Class of Securities

         Common Stock, $.01 par value

     (e) CUSIP Number

         25388B104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), OR
SECTION 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) / / Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78c)

     (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) / / An investment adviser in accordance with
             Section 240.13d-1(b)(1)(ii)(E);

     (f) / / An employee benefit plan or endowment fund in accordance with
             Section 240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with
             Section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not applicable.


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ITEM 4. OWNERSHIP

WA Ventures owns of record 736,743 shares of Common Stock (the "Shares") of the issuer, or 3.6% of the class. WP Ventures, as the general partner of WA Ventures, has sole voting and dispositive power with respect to the Shares.

The information contained in this Item 4 is based on a total of 20,742,000 shares of Common Stock outstanding as of December 31, 1999, including 150,000 shares issuable to WA Ventures pursuant to immediately exercisable warrants owned by WA Ventures.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 14, 2000
                              -----------------------------------------------
                                                 Date

                              WASSERSTEIN PERELLA GROUP, INC.

                              By: /s/ James C. Kingsbery
                                 --------------------------------------------
                                      James C. Kingsbery
                                      Chief Financial Officer and Secretary

                              WASSERSTEIN ADELSON VENTURES, L.P.

                              By: WASSERSTEIN PERELLA VENTURES, INC.

                              By: /s/ Robert Mersten
                                 --------------------------------------------
                                      Robert Mersten


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                                     Vice President







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